                                 UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                  SCHEDULE 13D

                   UNDER THE SECURITIES EXCHANGE ACT OF 1934
                              (AMENDMENT NO. 12)*

                              Oak Industries Inc.
                              -------------------


                     Common Stock, Par Value $.01 Per Share
                     --------------------------------------
                          (Title of Class Securities)

                                  671400-10-9
                                  -----------
                                 (CUSIP Number)

                Michael Perman, INVESCO Asset Management Limited
       11 Devonshire Square, London EC2M 4YR England, 011-44-71-454-3753
       -----------------------------------------------------------------
                 (Name, Address and Telephone Number of Person
               Authorized to Receive Notices and Communications)

                              December 23, 1993
            -------------------------------------------------------
            (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box ---.

Check the following box if a fee is being with the statement ---. (A fee is not required only if the reporting person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class.) (See Rule 13d-7.)

NOTE: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP NO. 671400-10-9

1.     Name Of Reporting Person:
                      INVESCO PLC
                      No S.S. Or I.R.S. Identification

2.     Check The Appropriate Box If A Member Of A Group

                                              (a)           (b)  X
                                                  ---           ---

3.     SEC Use Only

4.     Source Of Funds:                       Not Applicable

5.     Check Box If Disclosure Of Legal Proceedings Is Required Pursuant To Items 2(d) Or 2(e):

                                              ---

6.     Citizenship Or Place
       Of Organization:                       England

       Number Of Shares Beneficially Owned By Each Reporting Person With:

7.     Sole Voting Power:                     None

8.     Shared Voting Power:                   132,300

9.     Sole Dispositive Power:                None

10.    Shared Dispositive Power:              132,300

11.    Aggregate Amount Beneficially
       Owned By Each Reporting
       Person:                                132,300

12.    Check Box If The Aggregate Amount In Row (11) Excludes Certain Shares:

                                              ---

13.    Percent Of Class Represented
       By Amount In Row (11):                 0.77%

14.    Type of Reporting Person:              HC

CUSIP NO. 671400-10-9

1.     Name Of Reporting Person:
                      INVESCO Fund Managers Limited
                      No S.S. Or I.R.S. Identification

2.     Check The Appropriate Box If A Member Of A Group

                                              (a)           (b)  X
                                                  ---           ---

3.     SEC Use Only

4.     Source Of Funds:                       Not Applicable

5.     Check Box If Disclosure Of Legal Proceedings Is Required Pursuant To Items 2(d) Or 2(e):

                                              ---

6.     Citizenship Or Place
       Of Organization:                       England

       Number Of Shares Beneficially Owned By Each Reporting Person With:

7.     Sole Voting Power:                     None

8.     Shared Voting Power:                   29,400

9.     Sole Dispositive Power:                None

10.    Shared Dispositive Power:              29,400

11.    Aggregate Amount Beneficially
       Owned By Each Reporting
       Person:                                29,400

12.    Check Box If The Aggregate Amount In Row (11) Excludes Certain Shares:

                                              ---

13.    Percent Of Class Represented
       By Amount In Row (11):                 0.17%

14.    Type of Reporting Person:              IA

CUSIP NO. 671400-10-9

1.     Name Of Reporting Person:
                      INVESCO U.S. Smaller Companies Trust
                      No S.S. Or I.R.S. Identification

2.     Check The Appropriate Box If A Member Of A Group

                                              (a)           (b)  X
                                                  ---           ---

3.     SEC Use Only

4.     Source Of Funds:                       Not Applicable

5.     Check Box If Disclosure Of Legal Proceedings Is Required Pursuant To Items 2(d) Or 2(e):

                                              ---

6.     Citizenship Or Place
       Of Organization:                       England

       Number Of Shares Beneficially Owned By Each Reporting Person With:

7.     Sole Voting Power:                     None

8.     Shared Voting Power:                   29,400

9.     Sole Dispositive Power:                None

10.    Shared Dispositive Power:              29,400

11.    Aggregate Amount Beneficially
       Owned By Each Reporting
       Person:                                29,400

12.    Check Box If The Aggregate Amount In Row (11) Excludes Certain Shares:

                                              ---

13.    Percent Of Class Represented
       By Amount In Row (11):                 0.17%

14.    Type of Reporting Person:              OO

CUSIP NO. 671400-10-9

1.     Name Of Reporting Person:
                      INVESCO International Limited
                      No S.S. Or I.R.S. Identification

2.     Check The Appropriate Box If A Member Of A Group

                                              (a)           (b)  X
                                                  ---           ---

3.     SEC Use Only

4.     Source Of Funds:                       Not Applicable

5.     Check Box If Disclosure Of Legal Proceedings Is Required Pursuant To Items 2(d) Or 2(e):

                                              ---

6.     Citizenship Or Place
       Of Organization:                       Jersey, Channel Islands

       Number Of Shares Beneficially Owned By Each Reporting Person With:

7.     Sole Voting Power:                     None

8.     Shared Voting Power:                   12,000

9.     Sole Dispositive Power:                None

10.    Shared Dispositive Power:              12,000

11.    Aggregate Amount Beneficially
       Owned By Each Reporting
       Person:                                12,000

12.    Check Box If The Aggregate Amount In Row (11) Excludes Certain Shares:

                                              ---

13.    Percent Of Class Represented
       By Amount In Row (11):                 0.07%

14.    Type of Reporting Person:              IA

CUSIP NO. 671400-10-9

1.     Name Of Reporting Person:
                      INVESCO MIM Premier, S.A.
                      No S.S. Or I.R.S. Identification

2.     Check The Appropriate Box If A Member Of A Group

                                              (a)           (b)  X
                                                  ---           ---

3.     SEC Use Only

4.     Source Of Funds:                       Not Applicable

5.     Check Box If Disclosure Of Legal Proceedings Is Required Pursuant To Items 2(d) Or 2(e):

                                              ---

6.     Citizenship Or Place
       Of Organization:                       Grand Duchy of Luxembourg

       Number Of Shares Beneficially Owned By Each Reporting Person With:

7.     Sole Voting Power:                     None

8.     Shared Voting Power:                   12,000

9.     Sole Dispositive Power:                None

10.    Shared Dispositive Power:              12,000

11.    Aggregate Amount Beneficially
       Owned By Each Reporting
       Person:                                12,000

12.    Check Box If The Aggregate Amount In Row (11) Excludes Certain Shares:

                                              ---

13.    Percent Of Class Represented
       By Amount In Row (11):                 0.07%

14.    Type of Reporting Person:              IV

CUSIP NO. 671400-10-9

1.     Name Of Reporting Person:
                      MIM Britannia International Holdings, Limited
                      No S.S. Or I.R.S. Identification

2.     Check The Appropriate Box If A Member Of A Group

                                              (a)           (b)  X
                                                  ---           ---

3.     SEC Use Only

4.     Source Of Funds:                       Not Applicable

5.     Check Box If Disclosure Of Legal Proceedings Is Required Pursuant To Items 2(d) Or 2(e):

                                              ---

6.     Citizenship Or Place
       Of Organization:                       England

       Number Of Shares Beneficially Owned By Each Reporting Person With:

7.     Sole Voting Power:                     None

8.     Shared Voting Power:                   12,000

9.     Sole Dispositive Power:                None

10.    Shared Dispositive Power:              12,000

11.    Aggregate Amount Beneficially
       Owned By Each Reporting
       Person:                                12,000

12.    Check Box If The Aggregate Amount In Row (11) Excludes Certain Shares:

                                              ---

13.    Percent Of Class Represented
       By Amount In Row (11):                 0.07%

14.    Type of Reporting Person:              HC

CUSIP NO. 671400-10-9

1.     Name Of Reporting Person:
                      INVESCO General Equities Trust
                      No S.S. Or I.R.S. Identification

2.     Check The Appropriate Box If A Member Of A Group

                                              (a)           (b)  X
                                                  ---           ---

3.     SEC Use Only

4.     Source Of Funds:                       Not Applicable

5.     Check Box If Disclosure Of Legal Proceedings Is Required Pursuant To Items 2(d) Or 2(e):

                                              ---

6.     Citizenship Or Place
       Of Organization:                       Jersey, Channel Islands

       Number Of Shares Beneficially Owned By Each Reporting Person With:

7.     Sole Voting Power:                     None

8.     Shared Voting Power:                   None

9.     Sole Dispositive Power:                None

10.    Shared Dispositive Power:              None

11.    Aggregate Amount Beneficially
       Owned By Each Reporting
       Person:                                None

12.    Check Box If The Aggregate Amount In Row (11) Excludes Certain Shares:

                                              ---

13.    Percent Of Class Represented
       By Amount In Row (11):                 0.00%

14.    Type of Reporting Person:              IV

CUSIP NO. 671400-10-9

1.     Name Of Reporting Person:
                      Drayton English and International Trust Limited
                      No S.S. Or I.R.S. Identification

2.     Check The Appropriate Box If A Member Of A Group

                                              (a)           (b)  X
                                                  ---           ---

3.     SEC Use Only

4.     Source Of Funds:                       Not Applicable

5.     Check Box If Disclosure Of Legal Proceedings Is Required Pursuant To Items 2(d) Or 2(e):

                                              ---

6.     Citizenship Or Place
       Of Organization:                       England

       Number Of Shares Beneficially Owned By Each Reporting Person With:

7.     Sole Voting Power:                     None

8.     Shared Voting Power:                   90,900

9.     Sole Dispositive Power:                None

10.    Shared Dispositive Power:              90,900

11.    Aggregate Amount Beneficially
       Owned By Each Reporting
       Person:                                90,900

12.    Check Box If The Aggregate Amount In Row (11) Excludes Certain Shares:

                                              ---

13.    Percent Of Class Represented
       By Amount In Row (11):                 0.53%

14.    Type of Reporting Person:              IV

CUSIP NO. 671400-10-9

1.     Name Of Reporting Person:
                      INVESCO Asset Management Limited
                      No S.S. Or I.R.S. Identification

2.     Check The Appropriate Box If A Member Of A Group

                                              (a)           (b)  X
                                                  ---           ---

3.     SEC Use Only

4.     Source Of Funds:                       Not Applicable

5.     Check Box If Disclosure Of Legal Proceedings Is Required Pursuant To Items 2(d) Or 2(e):

                                              ---

6.     Citizenship Or Place
       Of Organization:                       England

       Number Of Shares Beneficially Owned By Each Reporting Person With:

7.     Sole Voting Power:                     None

8.     Shared Voting Power:                   90,900

9.     Sole Dispositive Power:                None

10.    Shared Dispositive Power:              90,900

11.    Aggregate Amount Beneficially
       Owned By Each Reporting
       Person:                                90,900

12.    Check Box If The Aggregate Amount In Row (11) Excludes Certain Shares:

                                              ---

13.    Percent Of Class Represented
       By Amount In Row (11):                 0.53%

14.    Type of Reporting Person:              IV

CUSIP NO. 671400-10-9

1.     Name Of Reporting Person:
                      INVESCO Group Limited
                      No S.S. Or I.R.S. Identification

2.     Check The Appropriate Box If A Member Of A Group

                                              (a)           (b)  X
                                                  ---           ---

3.     SEC Use Only

4.     Source Of Funds:                       Not Applicable

5.     Check Box If Disclosure Of Legal Proceedings Is Required Pursuant To Items 2(d) Or 2(e):

                                              ---

6.     Citizenship Or Place
       Of Organization:                       England

       Number Of Shares Beneficially Owned By Each Reporting Person With:

7.     Sole Voting Power:                     None

8.     Shared Voting Power:                   120,300

9.     Sole Dispositive Power:                None

10.    Shared Dispositive Power:              120,300

11.    Aggregate Amount Beneficially
       Owned By Each Reporting
       Person:                                120,300

12.    Check Box If The Aggregate Amount In Row (11) Excludes Certain Shares:

                                              ---

13.    Percent Of Class Represented
       By Amount In Row (11):                 0.70%

14.    Type of Reporting Person:              HC

CUSIP NO. 671400-10-9

1.     Name Of Reporting Person:
                      INVESCO North American Group Limited
                      No S.S. Or I.R.S. Identification

2.     Check The Appropriate Box If A Member Of A Group

                                              (a)           (b)  X
                                                  ---           ---

3.     SEC Use Only

4.     Source Of Funds:                       Not Applicable

5.     Check Box If Disclosure Of Legal Proceedings Is Required Pursuant To Items 2(d) Or 2(e):

                                              ---

6.     Citizenship Or Place
       Of Organization:                       England

       Number Of Shares Beneficially Owned By Each Reporting Person With:

7.     Sole Voting Power:                     None

8.     Shared Voting Power:                   None

9.     Sole Dispositive Power:                None

10.    Shared Dispositive Power:              None

11.    Aggregate Amount Beneficially
       Owned By Each Reporting
       Person:                                None

12.    Check Box If The Aggregate Amount In Row (11) Excludes Certain Shares:

                                              ---

13.    Percent Of Class Represented
       By Amount In Row (11):                 0.00%

14.    Type of Reporting Person:              HC

                              AMENDMENT NO. 12 TO
                           STATEMENT ON SCHEDULE 13D

ITEM 1.  SECURITY AND ISSUER.

       This amended statement relates to the Common Stock, par value US $0.01 (the "Shares"), of Oak Industries Inc., Bay Colony Corporate Center, 1000 Winter Street, Waltham, Massachusetts 02154, a Delaware corporation (the "Issuer"), held by Drayton English and International Trust PLC ("DEIT"), INVESCO Asset Management Limited ("IAM") (formerly known as INVESCO MIM Management Limited), MIM Britannia International Holdings, Limited ("MBIH"), INVESCO General Equities Trust ("IGET"), INVESCO U.S. Smaller Companies Trust ("ISCT"), INVESCO Fund Managers Limited ("IFM") (formerly known as INVESCO MIM Unit Trust Managers Limited), INVESCO International Limited ("I International") (formerly known as INVESCO International Limited), INVESCO Group Limited ("I Group") (formerly known as INVESCO MIM Holdings Limited), INVESCO Premier Select S.A. ("IPS") (formerly known as INVESCO MIM Premier Select S.A.) and INVESCO PLC ("IP") (formerly known as INVESCO MIM PLC) (collectively referred to as the "Filing Parties" and each individually referred to as a "Filing Party"), as direct and indirect beneficial owners of the Shares.

       In addition, in accordance with Rule 101(a)(2)(ii) of Regulation S-T of the Securities Exchange Act of 1934, this Amendment No. 12 ("Amendment No. 12") restates the Schedule 13D.

ITEM 2.  IDENTITY AND BACKGROUND.

       This statement is filed on behalf of the following persons who are collectively referred to as the "Filing Parties":

       Drayton English and International Trust PLC ("DEIT") is a corporation organized under the laws of England and Wales with its principal office and business at 11 Devonshire Square, London EC2M 4YR, England. DEIT is principally engaged in the business of a publicly-held investment trust company. IAM serves as investment advisor to DEIT.

       INVESCO Asset Management ("IAM") is a corporation organized under the laws of England and Wales with its principal office and business at 11 Devonshire Square, London EC2M 4YR, England. IAM is principally engaged in the business of an investment advisory company and is a wholly-owned subsidiary of I Group.

       MIM Britannia International Holdings, Limited ("MBIH") is a corporation organized under the laws of England and Wales with its principal office and business at 11 Devonshire Square, London EC2M 4YR, England. MBIH is a holding company whose subsidiaries are principally engaged in the financial services business.

       INVESCO General Equities Trust ("IGET") is a unit trust organized under the laws of England with its principal office and business at 11 Devonshire Square, London EC2M 4YR, England. IGET is engaged in the business of a unit trust. IFM serves as investment advisor to IGET.

       INVESCO U.S. Smaller Companies Trust ("ISCT") is a unit trust organized under the laws of England with its principal office and business at 11 Devonshire Square, London EC2M 4YR, England. ISCT is engaged in the business of a unit trust. IFM serves as investment advisor to ISCT.

       INVESCO Fund Managers Limited ("IFM") is a corporation organized under the laws of England and Wales with its principal office and business at 11 Devonshire Square, London EC2M 4YR, England. IFM is engaged in the business of a manager of unit trusts and is a wholly-owned subsidiary of I Group.

       INVESCO International Limited ("I International") is a corporation organized under the laws of Jersey with its principal office and business at MIM Britannia House, Grenville Street, St. Helier, Jersey, Channel Islands. I International is engaged as a manager of unit trusts and is a wholly-owned subsidiary of MBIH.

       INVESCO Group Limited ("I Group") is a corporation organized under the laws of England and Wales with its principal office and business at 11 Devonshire Square, London EC2M 4YR, England. MBIH is a holding company whose subsidiaries are principally engaged in the financial services business and is a wholly-owned subsidiary of IP.

       INVESCO PLC ("IP") is a corporation organized under the laws of England and Wales with its principal office and business at 11 Devonshire Square, London EC2M 4YR, England. MBIH is a holding company whose subsidiaries are principally engaged in the financial services business.


       In addition to the Filing Parties as previously reported in this statement, this statement is filed on behalf of the following person (the "Additional Filing Party") who is hereby added to and included as a Filing
Party:

       INVESCO North American Group Ltd. ("NA Group") is a corporation organized under the laws of England and Wales. NA Group is a wholly-owned subsidiary of IP. Information concerning the executive officers and directors of the Additional Filing Party is set forth in Schedule B, Information Concerning the Directors and Officers of the Filing Parties, attached hereto.

       Additionally, prior to December 23, 1993, the Filing Parties may have been deemed to be members of a group with Second Consolidated Trust plc ("Second") and Foreign & Colonial Ventures Limited ("F&C").

       Information regarding Second and F&C was provided in prior Schedules 13D (the "Prior Schedules") in accordance with Section 13 of the Securities Exchange Act of 1934, as amended, and the rules promulgated thereunder. The Filing Parties may have been deemed a group for purposes of the Prior Schedules because of certain agreements regarding the holding and disposing of Shares and the election of directors to the Issuer's Board of Directors set forth in a Standstill Agreement, dated January 25, 1989, between the Issuer and MIM Limited (the "Standstill Agreement"). As a result of the closing of a registered public offering of Shares by NA Group, DEIT, IGET and

Second (as described in Items 4 and 5) and certain other events, the agreements which may have resulted in the Filing Parties deemed to be members of a "group" with Second and F&C have all terminated. Therefore, the Filing Parties believe that they are not a part of a "group" with Second and F&C and no information is provided in this Amendment 12 with respect to Second or F&C, unless the context otherwise requires.

       Because, after giving effect to the offering described above, the Filing Parties beneficially own under 1% of the Shares, the Filing Parties will no longer file Schedules 13D with respect to the Issuer unless circumstances change.

       Schedule B to Amendment No. 11 to the Schedule 13D filed by the Filing Parties is hereby replaced by Schedule B attached hereto. Unless otherwise set forth in this Schedule B, each of such persons is a citizen of the United Kingdom and has a business address at 11 Devonshire Square, London EC2M 4YR, England.

ITEM 3.  SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

       The source of funds used by each of DEIT, ISCT, IGET and IMPS to initially purchase its Shares was each such Filing Party's capital available for investment or general corporate funds of each such person. No part of such funds was borrowed.

       On November 30, 1992, IP purchased from Drayton Consolidated Trust PLC ("DCT"), an investment fund previously advised by IAM, 829,888 Shares and warrants to purchase 153,173 additional Shares for a note of IP in the face amount of $6,453,920.

       As reported in Item 4 below, IP contributed 983,061 Shares it directly beneficially owned, including 153,173 Shares issuable upon the exercise of warrants to purchase Shares, to NA Group, its wholly-owned subsidiary, in exchange for 4,500,000 shares of L1 ordinary shares of NA Group.

ITEM 4.  PURPOSE OF TRANSACTION.

       On January 25, 1989, the Filing Parties and certain other parties to the Standstill Agreement, purchased 2,000,000 Shares from Itel Corporation and 1,400,000 Shares directly from the Issuer. Of such amounts the Filing Parties were the purchasers of 1,020,000 shares. The Filing Parties and such other parties to the Standstill Agreement also purchased from the Issuer warrants to purchase an additional 600,000 Shares. Of such amount, the filing Parties were the purchasers of warrants to purchase 180,000 shares. Prior to December 27, 1990, the Filing Parties purchased 200,000 additional Shares. In early 1992, the Filing Parties disposed of 553,200 Shares.

       On November 30, 1992, IP purchased from Drayton Consolidated Trust PLC, an investment fund previously advised by IAM and a party to the Agreement, 829,888 Shares and warrants to purchase 153,173 additional Shares for a note of IP in the face amount of $6,453,920.

       In early 1993, the Filing Parties disposed of 238,100 Shares. By July 1993, the Filing Parties owned 1,235,361 Shares, including 273,173 Shares issuable upon the exercise of warrants.

       On December 13, 1993, IP contributed all of the 983,061 Shares it directly beneficially owned to NA Group, a wholly-owned subsidiary, in exchange for 4,500,000 shares of L1 ordinary shares of NA Group. This was done to allow NA Group to be the actual seller of such Shares in the proposed public offering of shares as reported in Amendment No. 11 to the Schedule 13D, filed on November 7, 1993. Following the contribution IP remained the indirect beneficial owner of such Shares.

       On December 23, 1993, NA Group, DEIT and IGET sold in a public offering pursuant to a registration statement (Registration No. 33-71356) (the "Registration Statement") filed with the Securities and Exchange Commission, 983,061 Shares, 60,000 Shares and 60,000 Shares, respectively. Of these Shares, IAM, IFM, I Group, and IP are also the beneficial owners of 60,000, 60,000, 120,000 and 1,103,061 Shares, respectively. The 983,061 Shares sold by NA Group, 60,000 Shares sold by DEIT and 60,000 Shares sold by IGET included 153,173 Shares, 60,000 Shares and 60,000 Shares, respectively, issuable upon the exercise of warrants to purchase Shares. The Registration Statement also included 693,306 Shares directly beneficially owned by Second, including 266,827 Shares issuable upon the exercise of warrants.

ITEM 5.  INTEREST IN SECURITIES OF THE ISSUER.


       The table below sets forth the number and percentage of Shares directly and indirectly held by each of the Filing Parties:

                                                                        Number of
                         Number of               Number of              Shares
                         Shares                  Shares                 Directly and
 Filing                  Directly                Indirectly             Indirectly              Approximate
 Party                   Held                    Held                   Held                    Percentage
 ------                  --------                ---------              ------------            -----------

 IAM                         -                      90,900                 90,900                   0.53%
 DEIT                       90,900                   -                     90,900                   0.53%
 ISCT                       29,400                   -                     29,400                   0.17%
 IGET                         -                      -                      -                       0.00%
 IPS                        12,000                   -                     12,000                   0.07%
 I International             -                      12,000                 12,000                   0.07%
 IFM                         -                      29,400                 29,400                   0.17%
 I Group                     -                     120,300                120,300                   0.70%
 MBIH                        -                      12,000                 12,000                   0.07%
 NA Group                    -                        -                     -                       0.00%
 IP                          -                     132,300                132,200                   0.77%


       As reported in Item 4 above, on December 23, 1993, NA Group, DEIT and IGET sold in a public offering pursuant to the Registration Statement, 983,061 Shares, 60,000 Shares and 60,000 Shares, respectively. Of these Shares, IAM, IFM, I Group, and IP are also the beneficial owners of 60,000, 60,000, 120,000 and 1,103,061 Shares, respectively. The 983,061 Shares sold by NA Group, 60,000 Shares sold by DEIT and 60,000 Shares sold by IGET included 153,173 Shares, 60,000 Shares and 60,000 Shares, respectively, issuable upon the exercise of warrants to purchase Shares. In addition to the Shares mentioned above, Second sold 693,306 Shares pursuant to the Registration Statement, including 266,827 Shares issuable upon the exercise of warrants. The sale price of all Shares sold pursuant to the Registration Statement was $14.50 per Share. The sale price less underwriting discounts and commissions to the underwriters of the public offering was $13.72 per Share. Following the offering on December 23, 1993, the Filing Parties ceased to be the beneficial owners of more than 5% of the Shares.

ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS, OR RELATIONSHIPS WITH RESPECT TO THE SECURITIES OF THE ISSUER.

       In connection with the filing of the Registration Statement, on November 5, 1993, IP, IGET, DEIT, Second and the Issuer entered into a letter agreement (the "Letter Agreement") setting forth certain agreements with respect to the proposed underwritten public offering. Pursuant to the Letter Agreement, each of IP, IGET, DEIT and Second (collectively, the "Offering Parties") had the right to sell 983,061, 60,000, 60,000 and 1,712,479 Shares, respectively in the offering. In each instance above, the total number of Shares included Shares issuable upon the exercise of warrants. The Letter Agreement also provided that the Issuer may, under certain circumstances, sell up to an additional 281,554 Shares to cover any over-allotment option granted to the underwriters of the public offering.

       In addition to the number of Shares proposed to be sold, the Letter Agreement along with a side agreement, dated November 5, 1993 (the "Expense Agreement"), between IP, Second and the Issuer provide that the expenses of the proposed public offering, estimated to be slightly under $500,000, would, be borne pro rata, according to the number of Shares sold, by the Offering Parties with IP paying the expenses of IGET and DEIT.

              Pursuant to the Letter Agreement, each party thereto agreed to waive certain rights and indemnify each other party for certain actions brought by or on behalf of such indemnifying party with respect to the conduct of discussions among the parties to the Letter Agreement or the passage of time since the initial request by IP for registration on July 27, 1993.

ITEM 7.  MATERIAL TO BE FILED AS EXHIBITS.

(a) Agreement dated January 25, 1989 between Oak Industries Inc. and MIM Limited (without exhibits). (This Exhibit can be found as Exhibit (a) to the Filing Parties original Schedule 13D and is incorporated herein by reference.)

(b) Warrant Agreement dated January 25, 1989 between Oak Industries Inc. and MIM Limited. (This Exhibit can be found as Exhibit (b) to the Filing Parties original Schedule 13D and is incorporated herein by reference.)

(c) Joint Filing Agreement dated February 2, 1989. (This Exhibit can be found as Exhibit (c) to the Filing Parties original Schedule 13D and is incorporated herein by reference.)

(d) Power of Attorney granted by DCT to IP, dated June 27, 1990. (This Exhibit can be found as Exhibit (d) to Amendment No. 2 of the Filing Parties original Schedule 13D and is incorporated herein by reference.)

(e) Power of Attorney granted by MIM Investments Limited to IP, dated August 6, 1990. (This Exhibit can be found as Exhibit (e) to Amendment No. 2 of the Filing Parties original Schedule 13D and is incorporated herein by reference.)

(f) Power of Attorney granted by DEIT to IP, dated August 12, 1990. (This Exhibit can be found as Exhibit (f) to Revision to Amendment No. 2 of the Filing Parties original Schedule 13D and is incorporated herein by reference.)

(g) Settlement Agreement dated October 26, 1992 among IAM, INVESCO MIM Development Capital Ltd., DCT, Second and IP. (This Exhibit can be found as Exhibit (a) to Amendment No. 6 of the Filing Parties original
       Schedule 13D and is incorporated herein by reference.)

(h) Joinder to Standstill Agreement dated as of November 30, 1992, among Second Trust, F&C and the Company. (This Exhibit can be found as Exhibit (b) to Amendment No. 6 of the Filing Parties original Schedule 13D and is incorporated herein by reference.)

(i) Note of IM in the principal amount of $6,453,920 dated November 30, 1992. (This Exhibit can be found as Exhibit (b) to Amendment No. 6 of the Filing Parties original Schedule 13D and is incorporated herein by reference.)

(j) Letter Agreement, dated November 5, 1993, among IP, IGET, DEIT, Second and the Issuer. (This Exhibit can be found as Exhibit (a) to Amendment No. 11 of the Filing Parties original Schedule 13D and is incorporated herein by reference.)

(k) Expense Agreement, dated November 5, 1993, among IP, Second and the Issuer. (This Exhibit can be found as Exhibit (b) to Amendment No. 11 of the Filing Parties original Schedule 13D and is incorporated herein by reference.)

                                   SIGNATURE

              After reasonable inquiry and to the best of my knowledge, I certify that the information set forth in this statement is true, complete and correct.


Date:  January 6, 1993

                          By:/s/ Michael S. Perman
                             ----------------------------------
                             Michael S. Perman, signing for the
                             Filing Parties listed on Schedule
                             "A" attached hereto in the
                             capacities indicated thereon

                                  SCHEDULE A

              Company Secretary of INVESCO PLC, MIM Britannia International Holdings Limited and INVESCO North American Group Ltd. and by power of attorney as Company Secretary of INVESCO PLC for each of:

       INVESCO Group Limited (formerly known as INVESCO MIM
              Holdings Limited and MIM Britannia Limited) (3) Invesco Asset Management Limited (1)
       Drayton English and International Trust PLC (1)
       INVESCO U.S. Smaller Companies Trust (formerly known as
              MIM Britannia U.S. Smaller Companies Trust (1) INVESCO Fund Managers Limited (formerly known as
              INVESCO MIM Unit Trust Managers Limited and MIM Britannia Unit Trust Managers Limited) (1)
       INVESCO International Limited (formerly known as
              INVESCO MIM International Limited and MIM
              Britannia International Limited) (1)
       INVESCO General Equities Trust (formerly known as
              Triplevest PLC) (2)
       INVESCO Premier Select S.A. (formerly known as INVESCO
              MIM Premier Select S.A.) (4)

(1) Incorporated by reference to Amendment No. 4 to a statement on Schedule 13D pertaining to the securities of the Issuer, filed July 6, 1990, by such Filing Party.

(2) Incorporated by reference to a revision to Amendment No. 2 to a statement on Schedule 13D pertaining to the securities of the Issuer, filed August 13, 1990, by such Filing Party.

(3) Incorporated by reference to Amendment No. 6 to a statement on Schedule 13D pertaining to the securities of the Issuer, filed July 18, 1990, by such Filing Party.

 (4) Incorporated by reference to Amendment No. 8 to a Schedule 13D pertaining to the securities of the Issuer, filed May 5, 1993, by such Filing Party.

                                  SCHEDULE B

Drayton English and International Trust PLC

(5)    (a)    James W. Findlay, Director
       (b)    and (c)  Present principal occupation and business address:  Partner Cazenova & Co., stockbrokers, 12 Tokenhouse Yard,
              London EC2R 7AN, England

(6)    (a)    Sir Michael J. de R Richardson, Chairman
       (b)    and (c)  Present principal occupation and business address:  Smith New Court PLC, Smith New Court House, 20 Farringdon
              Road, London EC1M 3NH, England

(7)    (a)    The Hon. Geoffrey Wilson, Director
       (b)    and (c)  Present principal occupation and business address:  Chairman, The Delta Group PLC, an investment advisor, 1
              Kingsway, London WC2B 6XF, England

(8)    (a)    Dr. Miah Gwynfor Jones
       (b)    and (c) Present principal occupation and business address:   Director, Tesco plc, Tesco House, Delaware Road,
              Cheshunt, Hertfordshire EN8 9SL

INVESCO Asset Management Limited

(1)    (a)    Jeffrey C. Attfield, Director
       (b)    and (c)  Present principal occupation and business address:  Managing Director, IAM

(2)    (a)    David C. Gillan, Director
       (b)    and (c)  Present principal occupation and business address:  Director, IAM

(3)    (a)    David C. Hypher, Director
       (b)    and (c)  Present principal occupation and business address:  Director, IAM

(4)    (a)    Bryan P. Quinton, Director
       (b)    and (c)  Present principal occupation and business address:  Director, IAM

(5)    (a)    Sreton Bakovljev, Director
       (b)    and (c)  Present principal occupation and business address:  Director, IAM
       (d)    Citizen of Yugoslavia

(6)    (a)    Sarah C. Bates, Director
       (b)    and (c)  Present principal occupation and business address:  Director, IAM

(7)    (a)    Peter S. Dawson, Director
       (b)    and (c)  Present principal occupation and business address:  Director, IAM

(8)    (a)    Adam D. Cooke, Director
       (b)    and (c)  Present principal occupation and business address:  Director, IAM

(9)    (a)    Ian A. Carstairs, Director
       (b)    and (c)  Present principal occupation and business address:  Director, IAM

(10)   (a)    Philip R. Ehrmann, Director
       (b)    and (c)  Present principal occupation and business address:  Director, IAM

(11)   (a)    Rory S. Powe, Director
       (b)    and (c)  Present principal occupation and business address:    Director, IAM

(12)   (a)    Jennifer M. Prince
       (b)    and (c)  Present principal occupation and business address: Director, IAM

(13)   (a)    M. John Shelley, Director
       (b)    and (c)  Present principal occupation and business address:  Director, IAM

(14)   (a)    Norman M.M. Riddell, Chairman
       (b)    and (c)  Present principal occupation and business address:  European Chief Executive INVESCO PLC, 11 Devonshire
              Square, London EC2M 4YR England

(15)   (a)    Allen C. Wren, Director
       (b)    and (c)  Present principal occupation and business address:  Director, IAM

(16)   (a)    Stephen R. Hill, Director
       (b)    and (c)  Present principal occupation and business address:  Director, IAM

(17)   (a)    Stewart A. Cowley, Director
       (b)    and (c)  Present principal occupation and business address:  Director, IAM

(18)   (a)    James R. Robertson, Director
       (b)    and (c)  Present principal occupation and business address:  Director, IAM

(19)   (a)    Ricardo Ricciardi, Director
       (b)    and (c)  Present principal occupation and business address:  Director, IAM
       (d)    Citizen of Italy


INVESCO Group Limited

(1)    (a)    Charles W. Brady, Director
       (b)    and (c)  Present principal occupation and business address:  Executive Chairman, INVESCO plc, Invesco

              Capital Management Inc., 1315 Peachtree Street, Atlanta, Georgia 30309, U.S.A.
       (d)    Citizen of the United States of America

(2)    (a)    Robert G. Jablon, Director
       (b)    and (c)  Present principal occupation and business address:  Director, INVESCO France S.A., 99 Boulevard Malesherbes,
              75008 Paris, France
       (d)    Citizen of France

(3)    (a)    Norman M.M. Riddell, Chief Executive
       (b)    and (c)  Present principal occupation and business address:  European Chief Executive INVESCO plc, 11 Devonshire
              Square, London EC2M 4YR England

(4)    (a)    Vittorio Serafino, Director
       (b)    and (c)  Present principal occupation and business address:  Deputy Director General, IMI Viala Dell Arte 25, Roma,
              Italy
       (d)    Citizen of Italy

(5)    (a)    James J. Robertson
       (b)    and (c)  Group Financial Controller, Europe, 11 Devonshire Square, London EC2M 4YR England

(6)    (a)    William R. Stuttaford, CBE Director
       (b)    and (c)  Present principal occupation and business address:  Chairman, Brown Shipley Investment Management Limited

INVESCO PLC

(1)    (a)    A.N.  Solomons, Director
       (b)    and (c)  Present principal occupation and business address:  Chairman, Singer & Friedlander Holdings PLC, a merchant bank, 21 New Street, Bishopsgate, London, England

(2)    (a)    Ian R. Wilson, Director
       (b)    and (c)  Present principal occupation and business address:  Non-executive Director, IP

(3)    (a)    Charles W. Brady, Executive Chairman
       (b)    and (c)  Present principal occupation and business address:  Executive Chairman, IP, 1315 Peachtree Street, Atlanta,
              Georgia 30309, U.S.A.
       (d)    Citizen of the United States of America

(4)    (a)    Bevis Longstreth, Director
       (b)    and (c)  Present principal occupation and business address:  Partner, Debevoise & Plimpton, Attorneys, 875 Third
              Avenue, New York, NY 10022, U.S.A.
       (d)    Citizen of the United States of America

(5)    (a)    Hubert L. Harris, Director

       (b)    and (c)  Present principal occupation and business address:  Chief Financial Officer, INVESCO PLC, 11 Devonshire
              Square, London, EC2M 4YR England
       (d)    Citizen of the United States of America

(6)    (a)    William R. Stuttaford, CBE Director
       (b)    and (c)  Present principal occupation and business address:  Chairman, Brown Shipley Investment Management Limited

(7)    (a)    Samuel Dekinder, Director
       (b)    and (c)  Present principal occupation and business address:  Director, IP
       (d)    Citizen of the United States of America

(8)    (a)    Vittorio Serafino, Director
       (b)    and (c)  Present principal occupation and business address:  Deputy Director General, IMI, Viale Dell Arte 25, Roma,
              Italy
       (d)    Citizen of Italy

(9)    (a)    Alexander White, Director
       (b)    and (c)  Present principal occupation and business address:  Investment Banker, Pitt Hall Road, Old Chatham, New York
              12136, U.S.A.
       (d)    Citizen of the United States of America

(10)   (a)    Hiroshi Katsuta, Director
       (b)    and (c)  Present principal occupation and business address:  President, INVESCO MIM Investment Trust management Co.
              Limited, 5th Floor, Hakudo, Daiichi Building, 4-10-4 Hatchobori, Chou-ku, Tokyo 104, Japan
       (d)    Citizen of Japan

(11)   (a)    Norman M.M. Riddell, European Chief Executive
       (b)    and (c)  Present principal occupation and business address:  European Chief Executive, INVESCO plc, 11 Devonshire
              Square, London EC2M 4YR England

(12)   (a)    Philip L. Tose, Director
       (b)    and (c)  Present principal occupation and business address:  Chairman, Peregrine Investments Holdings Limited, 23rd
              Floor, New World Tower, 16-18 Queen's Road, Central Hong Kong

INVESCO International Limited

(1)    (a)    P.M. Costello, Director
       (b)    and (c)  Present principal occupation and business address:  International Marketing Director, I International,
              INVESCO MIM House, Grenville Street, St. Helier, Jersey, C.I.

(2)    (a)    C.S. Paling, Director
       (b)    and (c)  Present principal occupation and business address:  Director, I International

(3)    (a)    R.F. Wilkinson, Director
       (b)    and (c)  Present principal occupation and business address:  Director, I International

(4)    (a)    P.B. Higgins, Director
       (b)    and (c)  Present principal occupation and business address:  Deputy Chairman, I International

(5)    (a)    K. Steventon, Non-Executive Director
       (b)    and (c)  Present principal occupation and business address:  Non-Executive Director, I International

(6)    (a)    Robert J. Edwards, Director
       (b)    and (c)  Present principal occupation and business address:  Finance Director, I International, INVESCO MIM House,
              Grenville Street, St. Helier, Jersey, Channel Islands

(7)    (a)    Norman M.M. Riddell, Chairman
       (b)    and (c)  Present principal occupation and business address:  Chief Executive, INVESCO plc

INVESCO Fund Managers Limited

(1)    (a)    K.A. Crowley, Director
       (b)    and (c)  Present principal occupation and business address:  Director, IFM

(2)    (a)    A.J. Herbert, Director
       (b)    and (c) Present principal occupation and business address:     Director, IFM

(3)    (a)    D.C. Hypher, Director
       (b)    and (c)  Present principal occupation and business address:  Director, IAM

(4)    (a)    Jennifer M. Prince, Director
       (b)    and (c)  Present principal occupation and business address:  Director, IFM

(5)    (a)    W.F. Ramsbotham, Director
       (b)    and (c)  Present principal occupation and business address:  Director, IFM

(6)    (a)    M. John Shelley, Director
       (b)    and (c)  Present principal occupation and business address:  Director, IFM

(7)    (a)    Norman M.M. Riddell, Chief Executive
       (b)    and (c)  Present principal occupation and business address:  European Chief Executive, INVESCO PLC, 11 Devonshire
              Square, London EC2M 4YR England

(8)    (a)    Allen Wren, Director
       (b)    and (c)  Managing Director, IFM, 11 Devonshire Square, London EC2M 4YR England

(9)    (a)    James I. Robertson
       (b)    and (c)  Group Financial Controller, Europe, 11 Devonshire Square, London EC2M 4YR England

MIM Britannia International Holdings Limited

(1)    (a)    Charles W. Brady, Director
       (b)    and (c)  Present principal occupation and business address:  Executive Chairman, 1315 Peachtree Street, Atlanta,
              Georgia 30309 U.S.A.
       (d)    Citizen of the United States of America

(2)    (a)    R.F. Wilkinson, Director
       (b)    and (c)  Present principal occupation and business address:  Director, I International

(3)    (a)    J.M. Butler, Director
       (b)    and (c)  Present principal occupation and business address:  Director, MBIH, 6312 S. Fiddlers Green Circle Suite,
              Englewood, CO 80111
       (d)    Citizen of the United States of America

(4)    (a)    J.L. Gardner, Director
       (b)    and (c)  Present principal occupation and business address:  Chairman, INVESCO Management & Research Inc., 101 Federal
              Street, Boston, MA 02110
       (d)    Citizen of the United States of America

(5)    (a)    P.D. Jones, Director
       (b)    and (c)  Present principal occupation and business address:  Group Financial Controller, INVESCO Group

(6)    (a)    Michael S. Perman, Director and Secretary
       (b)    and (c)  Present principal occupation and business address:  Company Secretary, INVESCO PLC and INVESCO Group

INVESCO Premier Select, S.A.

(1)    (a)    The Rt. Hon. Lord Rippon of Hexham, Chairman
       (b)    and (c)  Present principal occupation and business address:  Director, I International

(2)    (a)    P.B. Higgins, Director
       (b)    and (c)  Present principal occupation and business address:  Deputy Chairman, I International

(3)    (a)    Y. Prussen, Director
       (b)    and (c)  Present principal occupation and business address:  Partner, Elvinger, Hoss & Prussen (Lawyers) 15 Cote
              d'Eich, Luxembourg
       (d)    Citizen of Luxembourg

(4)    (a)    D.C. Hypher, Director
       (b)    and (c)  Present principal occupation and business address:  Director, IAM

(5)    (a)    C.S. Paling, Director
       (b)    and (c)  Present principal occupation and business address:  Director, I International

(6)    (a)    R.F. Wilkinson, Director
       (b)    and (c)  Present principal occupation and business address:  Director, I International

(7)    (a)    Comt. Christian De Pourtales
       (b)    and (c)  Present principal occupation and business address:  Director, IMPS and several other unit funds 34 Boulevard
              Maillot, 9200 Neuilly Sur Seine, Paris, France
       (d)    Citizen of France

INVESCO North American Group Limited

(1)    (a)    Michael S. Perman, Director
       (b)    and (c)  Present principal occupation and business address:  Director, NA Group

(2)    (a)    Peter D. Jones, Director
       (b)    and (c)  Present principal occupation and business address:  Director, NA Group

(3)    (a)    Hubert L. Harris, Director
       (b)    and (c)  Present principal occupation and business address:  Director, NA Group
       (d)    Citizen of the United States of America